Exhibit (a)(1)(G)
April 25, 2006
Offer to Purchase Up to 3,000,000 Shares of Common Stock
of Integrity Mutual Funds, Inc. for a Price of $0.40 Net Per Share
Dear Shareholder:
     Enclosed with this letter is an offer from Xponential, Inc. (the “Purchaser”) to purchase up to 3,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Integrity Mutual Funds, Inc. (the “Subject Company”) for a price of $0.40 per share net to you in cash, without any interest thereon. The offer will expire on May 23, 2006, unless we extend it. Shareholders who wish to tender their shares under the offer should complete and return the enclosed transfer paperwork before the expiration date. Directions for tendering your shares are provided in the offer.
FACTORS TO CONSIDER IN EVALUATING THIS OFFER
The Purchaser’s Offer is Higher than the Current Trading Price
     The Purchaser’s offer of $0.40 net per share is higher than the trading price for shares at the time that the offer was commenced. The Common Stock currently trades on the OTCBB. As a general matter, the shares are thinly traded securities. The Purchaser’s offer provides far greater liquidity for shareholders than traditional trading methods have allowed and therefore the Purchaser believes that the current offer price represents for shareholders an attractive alternative to continued ownership.
The Subject Company’s Performance has Declined
     The performance of the Subject Company has declined as evidenced by net losses in three of the last five years, including the last two consecutive years, with the largest loss in the Subject Company’s history in fiscal 2005.
The Purchaser is Seeking to Acquire up to 3,000,000 Shares of the Subject Company’s Common Stock
     The Purchaser is offering to buy up to 3,000,000 shares of the Subject Company’s Common Stock, which represents 22.13% of the 13,558,543 shares currently outstanding. The offer is not conditioned on any minimum number of shares being tendered or on the Purchaser obtaining financing. The Purchaser’s acquisition of shares pursuant to the offer may reduce the number of holders of Common Stock and will reduce the number of shares of Common Stock that might otherwise trade publicly. This could adversely affect the liquidity and market value of the remaining shares of Common Stock not held by the Purchaser.
Effects of a Sale of Your Shares
     Shareholders who sell their shares will be giving up the opportunity to participate in any future potential benefits associated with the continued ownership of shares.
The Subject Company’s Business
     According to the Subject Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 27, 2006, the Subject Company is a holding company primarily engaged, through various subsidiaries, in the business of providing investment management, distribution, shareholder services, fund accounting, and other related administrative services to certain open-end investment companies known as “Integrity Mutual Funds,” “Integrity Managed Portfolios,” and “The Integrity Funds.” The Subject Company also sells mutual funds and insurance products through another wholly-owned subsidiary, Capital Financial Services, Inc.
The Purchaser Views Shares as Long-Term Investments
     The Purchaser is offering to buy shares of the Subject Company’s Common Stock as part of its ongoing strategy of acquiring lightly traded securities of companies that are operating in a manner that Purchaser has determined to be less than optimum. Purchaser believes by utilizing Purchaser’s expertise that it can increase the value of the Subject Company over an extended period of time.
     Please read the enclosed documents carefully. They contain important information regarding the Subject Company, the Common Stock, the Purchaser and the terms of the offer. For a copy of the offer or assistance in completing the transfer paperwork, please contact Continental Stock Transfer & Trust Company, the Depositary for the offer, at (212) 509-4000, Ext. 536.
Sincerely,
Xponential, Inc.